Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-115523

Incara Pharmaceuticals Corporation

Prospectus Supplement No. 2 dated June 9, 2004

(To Prospectus dated May 27, 2004)

61,560,000 shares of common stock

This Prospectus Supplement supplements information contained in that certain Prospectus, dated May 27, 2004, as amended or supplemented, relating to the offer and sale by the selling stockholders listed in the Prospectus of up to 61,560,000 shares of common stock of Incara Pharmaceuticals Corporation. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus.

Hiring of Chief Executive Officer

On June 9, 2004, we issued a press release to announce the appointment of James D. Crapo, M.D. as our Chief Executive Officer, effective July 1, 2004. The following paragraphs are hereby added to the disclosure, to be inserted after the paragraph under the heading “Management—Executive Officers” on page 25 of the Prospectus:

Research Triangle Park, N.C., June 9, 2004—Incara Pharmaceuticals Corporation (OTC Bulletin Board:ICRA ) announced today that effective July 1, 2004, James D. Crapo, M.D. will become Chief Executive Officer. Dr. Crapo has had an extensive career as a leading research scientist, administrator, practicing physician and clinical investigator. Since 1996, he has been Chairman of the Department of Medicine and Executive Vice President of Academic Affairs at the National Jewish Medical and Research Center in Denver, Colorado. National Jewish is a top-rated private institution in immunology and allergic diseases and has been rated number one nationally in pulmonary medicine by U.S. News and World Report for the past 5 years. In addition to his administrative duties at National Jewish, Dr. Crapo’s responsibilities include clinical care of patients and scientific research.

Prior to his appointment at National Jewish in 1996, Dr. Crapo was on the faculty of Duke University Medical Center where he served for 17 years as the Chief of the Pulmonary and Critical Care Medicine Division. He is the author of more than 200 original scientific publications, numerous book chapters and seven textbooks. He also has previously been President of the American Thoracic Society and is currently serving as President of the Fleischner Society.

Dr. Crapo is one of the scientific co-founders of Incara’s catalytic antioxidant drug development program and has been the program’s chief scientific officer since its inception. He is one of the inventors on a majority of the program’s patents and is also serving as the Medical Director for Incara’s ALS clinical program.

“After years of preclinical research and development, Incara’s catalytic antioxidants are ready to be tested in clinical trials. They have been shown to be dramatically effective in a number of animal models of disease. The most important contribution I can make in the next period of my career is to help prove the effectiveness of these compounds in human clinical trials and ultimately provide new effective therapies that can control or limit human diseases,” stated Dr. Crapo. “I look forward to the opportunity.”

“The Board of Directors of Incara is pleased to have an individual with Dr. Crapo’s record of leadership and accomplishments join as Incara’s CEO,” stated David C. Cavalier, Chairman of Incara. “His years of scientific achievement and clinical practice, combined with his executive experience, make him well suited to lead Incara as it enters the clinical stage of development.”

Dr. Crapo will join Shayne C. Gad, Ph.D., who recently joined Incara as President and brings extensive drug development industry experience. Incara (www.incara.com) is developing a new class of small molecule catalytic antioxidants that destroy oxygen-derived free radicals, believed to be an important contributor to the pathogenesis of many diseases. The company has recently submitted an Investigational New Drug application (IND) with the Food and Drug Administration to begin Phase 1 clinical trials of AEOL10150 for the treatment of patients with amyotrophic lateral sclerosis (also known as ALS or Lou Gehrig’s disease). Incara’s catalytic antioxidants have been shown to reduce damage to tissue in animal studies of neurological disorders such as ALS and stroke. They are also effective in the treatment of animal models of non-neurological diseases such as cancer radiation therapy and chronic obstructive pulmonary disease.

Dr. Crapo founded Incara’s antioxidant program with Irwin Fridovich, Ph.D., and both are recognized as world leaders in antioxidant research. Dr. Fridovich, James B. Duke Professor of Biochemistry, Emeritus, Duke University Medical Center, was a co-discoverer of superoxide dismutase, one of the body’s primary antioxidant enzymes. Dr. Crapo was the first scientist to extend Dr. Fridovich’s original discovery of superoxide dismutase to mammalian models of disease.

Investing in our common stock involves a high degree of risks. See “Risk Factors” beginning on page 3 of the original Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 2 is June 9, 2004.

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